EXHIBIT 21.1

Subsidiaries of PROLIANCE INTERNATIONAL, Inc.

The following sets forth a list of all the direct and indirect subsidiaries as of December 31, 2007 of Proliance International, Inc., a Delaware corporation (the ‘‘Company’’), and the State or other jurisdiction of incorporation or organization of each.

Name	Jurisdiction of Incorporation or Organization
Aftermarket Delaware Corporation(a)	Delaware
Aftermarket LLC(a)	Delaware
Proliance Int’l Holding Company(a)	Delaware
Proliance International de Mexico, S.A. de C.V.	Mexico
Radiadores GDI, S.A. de C.V.(b)	Mexico
Manufacturera Mexicana de Partes de Automoviles, S.A.de C.V.	Mexico
Nederlandse Radiateuren Fabriek B.V.	The Netherlands
Proliance International Sales, Ltd.	Canada

(a)	Holding company.
(b)	Currently an inactive subsidiary.